UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

 MIRELF III REIT INVESTMENTS, LLC
MIRELF III MADISON INVESTMENTS, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

949906101
(CUSIP Number of Class of Securities)

Ronald M. Dickerman	Copy to:
MIRELF III REIT Investments, LLC	Simon M. Nadler, Aaron A. Ghais
c/o Madison International Realty, LLC	Shulman Rogers Gandal Pordy & Ecker, P.A.
410 Park Avenue, Suite 820 New York, NY 10022	12505 Park Potomac Avenue, Sixth Floor Potomac, Maryland 20854
Tel: 212.688.8777	Tel: 301.230.5200
Fax: 212.688.8774	Fax: 301.230.2891
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,860,000	$3,954.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 23,620,000 Shares at a purchase price equal to $3.00 per Share in cash.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration Number: Filing Party: Date Filed:	$3,954.00 005-80150 MIRELF III REIT Investments, LLC October 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original TO”) filed on October 13, 2009 by MIRELF III REIT Investments, LLC (“MIRELF”), as amended by Amendment No. 1 to the Original TO, filed on November 6, 2009.  The Original TO, as amended by Amendment No. 1 and this Amendment No. 2, relates to the offer (the “Offer”) on October 13, 2009 (the “Offer Date”) by MIRELF, MIRELF III Madison Investments, LP, Madison International Holdings III, LLC, and Madison International Real Estate Liquidity Fund III, LP (collectively, the “Purchaser”) to purchase up to 23,620,000 shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.00 per Share, in cash. The Offer is made upon the terms and conditions set forth in the Amended and Restated Offer to Purchase, dated November 6, 2009 (the “Offer to Purchase”), which is attached to Amendment No 1 to the Original TO as Exhibit (a)(1), and is amended by this Amendment No. 2; and in the Amended and Restated Letter of Transmittal, attached to this Amendment No. 2 as Exhibit (a)(6).

Item 1.  Summary Term Sheet; Item 3.  Identity and Background of Filing Person; Item 4.  Terms of the Transaction.

(1)      The Expiration Date (as defined in the Offer to Purchase) of the Offer is extended to 11:59 P.M., Eastern Time, on December 15, 2009.  As of  November 10, 2009, approximately 487,906 Shares have been tendered in and not withdrawn from the Offer.

(2)      The identity of the Purchaser (as defined in the Offer to Purchase) shall be amended to include, collectively, all of the following:  MIRELF III REIT Investments, LLC, MIRELF III Madison Investments, LP, Madison International Holdings III, LLC, and Madison International Real Estate Liquidity Fund III, LP.

(3)      The Amended and Restated Letter of Transmittal setting forth the new Expiration Date is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

(4)      The Letter to Shareholders announcing the extension of the Offer is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

(5)      The Press Release announcing the extension of the Offer is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

Item 12.	Exhibits.

Item  12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(6)	Amended and Restated Letter of Transmittal

(a)(7)	Form of Letter to Shareholders dated November 12, 2009

(a)(8)	Press Release in Investor’s Business Daily dated November 12, 2009

SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

MIRELF III REIT Investments, LLC By: MIRELF III Madison Investments, LP Its: Managing Member By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF III Madison Investments, LP By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

Madison International Holdings III, LLC

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

Madison International Real Estate Liquidity Fund III, LP By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Amended and Restated Offer to Purchase dated November 6, 2009**

(a)(2)	Letter of Transmittal**

(a)(3)	Form of Letter to Shareholders dated October 13, 2009**

(a)(4)	Form of Advertisement in Investor’s Business Daily dated October 13, 2009**

(a)(5)	Transfer & Assignment of Shares Form**

(a)(6)	Amended and Restated Letter of Transmittal

(a)(7)	Form of Letter to Shareholders dated November 12, 2009

(a)(8)	Press Release in Investor’s Business Daily dated November 12, 2009
____________________
** - Previously filed